EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Implementation of physical infrastructure services portfolio through a contractor

Further to the description in of the chapter containing a description of the Company’s business affairs in the periodic report for 2016 regarding the Ministry of Communications’ decision of July 2016 whereby work on the Company’s physical infrastructure for other communications providers would be performed by the Company itself or a number of companies whose services the Company uses in exceptional circumstances, immediate notification is hereby provided that in the evening hours of October 19, 2017, the Company received a notice from the Ministry of Communications stating that the Company must allow certain contractors to enter Bezeq’s infrastructure and perform work related to the physical infrastructure service portfolio for the service providers, instead of Bezeq employees, and not only in exceptional cases (hereinafter, the “Notice”).

The Company disputes the Notice and the reasons provided therein, and views this a violation of its property and security exposure, and intends to contest it with the legal tools available to it.

It should be noted that following the issuance of the Notice, on October 21, 2017, the Company received a letter from the chairman of the State Employees Union and the holder of the Bezeq portfolio at the  New Histadrut-General Federation of Labor regarding a “labor dispute with respect to the entry of workers who are not Bezeq employees for core work,” which clarifies that the labor dispute declared by the Histadrut in December 2016 (see the Company’s immediate report of December 11, 2016, reference no. 2016-01-087252) is still in effect, and that if an attempt is made by external parties to perform work within the ordinary and routine area of the Company’s business such that the work is performed by employees who are not Company employees (including contractor workers), the Histadrut will be forced to activate the aforementioned labor dispute. The Company is following developments in the matter.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.